Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ironSource Ltd.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

M5R75Y101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R75Y101	Schedule 13G	Page 1 of 4

1		Names of Reporting Persons Tomer Bar-Zeev
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 58,134,634
	6	Shared Voting Power 0
	7	Sole Dispositive Power 58,134,634
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 58,134,634
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 8.8%
12		Type of Reporting Person IN

CUSIP No. M5R75Y101	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

ironSource Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

121 Menachem Begin Street, Tel Aviv 6701203, Israel

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Tomer Bar-Zeev (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is c/o ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel.

(c)	Citizenship of each Reporting Person is:

Tomer Bar-Zeev is a citizen of Israel.

(d)	Title of Class of Securities:

Class A ordinary shares, no par value (“Class A ordinary shares”).

(e)	CUSIP Number:

M5R75Y101

ITEM 3.

Not applicable.

ITEM 4.    Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2021, based upon 631,082,097 Class A Ordinary Shares outstanding as of September 30, 2021, based on the Issuer’s Press Release filed as Exhibit 99.1 of the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. M5R75Y101	Schedule 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tomer Bar-Zeev	58,134,634	8.8%	58,134,634	0	58,134,634	0

The Reporting Person is the beneficial owner of 58,134,634 Class A Ordinary Shares, which consist of (i) 29,067,317 Class A Ordinary Shares and (ii) 29,067,317 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer that are convertible prior to March 1, 2022. Class B Ordinary Shares have five votes per share and are converted to Class A Ordinary Shares upon any transfer on a one-for-one basis.

ITEM 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.    Notice of Dissolution of Group.

Not applicable.

ITEM 10.    Certification.

Not applicable.

CUSIP No. M5R75Y101	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2022

Tomer Bar-Zeev

/s/ Tomer Bar-Zeev